
13030354

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8-35363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NW CAPITAL MARKETS INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 HUDSON PLACE
(No. and Street)

HOBOKEN (City) NJ (State) 07030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LISA PETROSKY-MUCKLE 201-656-0115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRAGER AND FENTON LLP
(Name – *if individual, state last, first, middle name*)

675 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/15

OATH OR AFFIRMATION

I, DENNIS J. ENRIGHT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NW CAPITAL MARKETS, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Principal

Title

Notary Public

NORMA T. GILYARD
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JUNE 4, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NW CAPITAL MARKETS INC.

REPORT PURSUANT TO RULE 17a-5

December 31, 2012 and 2011

(With Independent Auditor's Report)

PRAGER
AND
FENTON

PRAGER AND FENTON LLP

CERTIFIED PUBLIC ACCOUNTANTS

NEW YORK
LOS ANGELES
LONDON

NW CAPITAL MARKETS INC.

REPORT PURSUANT TO RULE 17a-5

December 31, 2012 and 2011

(With Independent Auditor's Report)

NW CAPITAL MARKETS, INC.

December 31, 2012 and 2011

CONTENTS


CERTIFIED
PUBLIC
ACCOUNTANTS

675 THIRD AVENUE NEW YORK, NY 10017-5704 (212) 972-7555 FAX (212) 370-1532

PRAGER AND FENTON LLP

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
NW Capital Markets Inc.
Hoboken, New Jersey

Report on the Financial Statements

We have audited the accompanying statements of financial condition of NW Capital Markets Inc. (an S-Corporation) (the Company), as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NW Capital Markets Inc. as of December 31, 2012 and 2011, and the results of its operations and

its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and in not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Prager and Fenton LLP

Prager and Fenton LLP
February 22, 2013

NW CAPITAL MARKETS INC.

Statements of Financial Condition
December 31, 2012 and 2011

Assets

	2012	2011
Cash and cash equivalents	$ 1,235,646	$ 1,935,818
Accounts receivable	3,440	-
Marketable securities owned, at market value	744,789	89,427
Prepaid expenses	5,123	5,123
Fixed assets, net	6,078	24,313
Total Assets	**$ 1,995,076**	**$ 2,054,681**

Liabilities and Stockholder's Equity

	2012	2011
Liabilities		
Accounts payable and accrued expenses	$ 20,773	$ 223,970
Total Liabilities	20,773	223,970
Stockholder's Equity		
Common stock, no par value, 1,000 shares authorized and 1,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	40,462	40,462
Retained earnings	1,923,841	1,780,249
Total Stockholder's Equity	1,974,303	1,830,711
Total Liabilities and Stockholder's Equity	**$ 1,995,076**	**$ 2,054,681**

The accompanying notes are an integral part of these financial statements.

NW CAPITAL MARKETS INC.

Statements of Operations
For the Years Ended December 31, 2012 and 2011

	2012	2011
Revenues		
Investment banking, net	$ 2,548,232	$ 3,158,096
Proprietary trading income, net	329,280	212,947
Commissions and other	24,960	1,442
Interest and dividends	3,787	3,950
Total Revenues	2,906,259	3,376,435
Expenses		
Compensation	1,112,641	1,096,535
Shared expense reimbursement	120,000	120,000
Management fees	1,310,000	1,660,000
Professional and consulting fees	23,215	21,851
Regulatory fees and publications	30,636	30,399
Service charges	16,984	19,267
Insurance	3,357	1,527
Office expense	105,833	105,837
Depreciation and amortization	18,235	18,235
Interest expense - margin	19,766	11,442
Total Expenses	2,760,667	3,085,093
Income Before Provision for Income Taxes	145,592	291,342
Provision for Income Taxes	2,000	1,920
Net Income	**$ 143,592**	**$ 289,422**

The accompanying notes are an integral part of these financial statements.

NW CAPITAL MARKETS INC.

Statements of Changes In Stockholder's Equity
For the Years Ended December 31, 2012 and 2011

	Common		Additional		
	Number of Shares	Stock ($)	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances, January 1, 2011	**1,000**	**$ 10,000**	**$ 40,462**	**$ 1,490,827**	**$ 1,541,289**
Net income	-	-	-	289,422	289,422
Balances, December 31, 2011	**1,000**	**10,000**	**40,462**	**1,780,249**	**1,830,711**
Net income	-	-	-	143,592	143,592
Balances, December 31, 2012	**1,000**	**$ 10,000**	**$ 40,462**	**$ 1,923,841**	**$ 1,974,303**

The accompanying notes are an integral part of these financial statements.

NW CAPITAL MARKETS INC.

Statements of Cash Flows
For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash Flows from Operating Activities		
Net income	$ 143,592	$ 289,422
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	18,235	18,235
(Increase) decrease in:		
Accounts receivable	(3,440)	74,000
Marketable securities owned, at market value	(655,362)	3,524,585
Prepaid expenses	-	5,101
Increase (decrease) in:		
Accounts payable and accrued expenses	(203,197)	176,720
Net Cash Provided By (Used In) Operating Activities	(700,172)	4,088,063
Cash Flows from Financing Activities		
Decrease in payable to clearing organization	-	(3,995,285)
Net Cash Used In Financing Activities	-	(3,995,285)
Increase (decrease) in cash and cash equivalents	(700,172)	92,778
Cash and cash equivalents at the beginning of year	1,935,818	1,843,040
Cash and Cash Equivalents at the End of Year	**$ 1,235,646**	**$ 1,935,818**
Supplemental Disclosures		
Cash paid during the year for:		
Income taxes	$ 2,000	$ 1,920
Interest	$ 19,766	$ 11,442

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND NATURE OF THE BUSINESS

NW Capital Markets Inc. (the Company), a Subchapter S Company, is registered as a broker-dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including investment banking, principal transactions, and investment advisory services.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Revenue Recognition

Investment Banking

Investment banking revenues include gains, losses, and fees net of expenses, arising from securities offerings in which the Company acts as an underwriter or syndicate member. Revenue is recorded when the underwriting is completed and the income is reasonably determinable.

Principal Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Gains and losses on the sale of investments entered into for the account and risk of the Company are recorded on a trade date basis. The Company purchases the securities, both from their own underwritings and on the open market, in accordance with a margin account agreement with their clearinghouse. Revenue from these transactions is recorded on a net basis in operating income and includes unrealized gains or losses attributed to the market value of inventory owned.

Investment Advisory Services

The Company advises customers on certain securities transactions. The trades are transacted by a clearing organization. Commission income on these transactions is recorded on a trade-date basis as the securities transactions occur.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. In lieu of corporate income taxes, the shareholder of the Company will be taxed on the Company's taxable income. Accordingly, no provision for federal income taxes has been included in these financial statements. The Company pays state income taxes, for which a provision has been provided.

Management has analyzed the Company's tax positions taken on income tax returns for all open tax years. For the year ended December 31, 2012, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the accompanying financial statements.

The Company recognizes interest and penalties, if any, related to unrecognized tax provisions as income tax expense in statements of operations. During the years ended December 31, 2012 and 2011, the Company did not incur any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes the return remains open for examination for a period of three years after the filing deadline of the return and four years for state purposes. The federal income tax returns for years prior to 2009 and state tax returns for years prior to 2008 are no longer subject to examination by tax authorities.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments which are readily convertible into cash and have original maturities of three months or less that are not held for sale in the ordinary course of business.

Marketable Securities

Marketable securities held for proprietary trading are recorded at fair market value based on quoted market prices at the balance sheet date.

NOTE 3 CONCENTRATION OF CREDIT RISK

The Company deposits its cash and cash equivalents in high quality financial institutions in amounts which at times exceed federally insured limits and Security Investment Protection Corp. limits.

NOTE 4 FIXED ASSETS

Furniture is reported at historical cost, less accumulated depreciation using the straight line method over the estimated useful life (five years). Computer software is amortized using the straight line method over the estimated useful life (three years). Amortization expense was $18,235 and $18,235 for the years ended December 31, 2012 and 2011, respectively.

Fixed assets consist of:

	December 31,	
	2012	2011
Furniture	$ 20,000	$ 20,000
Computer software	69,705	69,705
Less: depreciation and amortization	(83,627)	(65,392)
Fixed assets, net	$ 6,078	$ 24,313

NOTE 5 NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the Financial Industries Regulatory Authority, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital, as defined, equal to the greater of one-fifteenth of aggregate indebtedness, as defined, or $100,000. Net capital changes from day to day, and at December 31, 2012 and 2011, the Company had net capital, as defined, of $1,914,689 and $1,769,740, respectively, which exceeds the minimum statutory requirement of $100,000.

NOTE 6 RULE 15C3-3

The Company does not carry accounts for customers or otherwise hold funds or securities for, or owe money or securities to customers. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption under paragraph (k)(1) of that rule.

NOTE 7 RELATED PARTY TRANSACTIONS

The Company shares office space and administrative personnel with an affiliate. Occupancy and related overhead costs are absorbed by the affiliate in accordance with a written agreement. The Company paid shared expense reimbursement to the affiliate of $120,000 for each of the years ended December 31, 2012 and 2011. The Company also paid management fees to the affiliate of $1,310,000 and $1,660,000 for the years ended December 31, 2012 and 2011, respectively.

NOTE 8 OPEN CONTRACTUAL COMMITMENTS

The Company enters into agreements among syndicate underwriters for the purpose of forming one or more joint and several accounts to bid on competitive offerings of municipal securities ("Securities"). The Company's liability is limited to its participant amount. If any Securities remain unsold at the termination of the account, the Company is required to take up and pay for the proportionate shares of the unsold Securities. As of December 31, 2011, the Company's proportionate share of unsold Securities was $593,000. As of December 31, 2012, there were no unsold Securities pertaining to the aforementioned agreements with syndicate underwriters.

NOTE 9 SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2013, the date the financial statements were available to be issued, and there were no material events requiring disclosure.

SUPPLEMENTARY SCHEDULES

NW Capital Markets Inc.

Schedule I - Computation of Net Capital Requirement Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Net Capital

Total Stockholder's Equity	$1,974,303
Total Capital and Allowable Credits	1,974,303
Deduct - Non-allowable assets	
Prepaid expenses	5,124
Fixed assets, net	6,078
Total Debits	11,202
Net Capital Before Haircuts on Security Positions	1,963,101
Deduct - haircuts on security positions:	
Trading and investment securities	(48,411)
NET CAPITAL	1,914,690
Deduct - minimum net capital requirement - the greater of 6 2/3 % of aggregate indebtedness of $20,773 or $100,000	(100,000)
NET CAPITAL IN EXCESS OF REQUIREMENT	$1,814,690
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.005 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

The difference between this computation of net capital and the corresponding computation prepared by NW Capital Markets Inc. and included in its unaudited Part IIA FOCUS Report filing as of December 31, 2012 amounted to a decrease in net capital of $4,237. The net difference is primarily due to an entry for amortization and adjustments for accrued expenses.

NW Capital Markets Inc.

Schedule II - Computation for the Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company carries no customer accounts, does not otherwise hold funds or securities for, or owe money or securities to, customers; accordingly, no amounts need to be included in the customer reserve requirements, and the information relating to the possession or control requirements under SEC Rule 15c3-3 is not applicable.

PRAGER AND FENTON

CERTIFIED PUBLIC ACCOUNTANTS

PRAGER AND FENTON LLP

675 THIRD AVENUE NEW YORK, NY 10017-5704 (212) 972-7555 FAX (212) 370-1532

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
NW Capital Markets Inc.
Hoboken, New Jersey

In planning and performing our audit of the financial statements of NW Capital Markets Inc. (the Company) as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NEW YORK LOS ANGELES LONDON

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Prager and Fenton LLP

Prager and Fenton LLP
New York, NY
February 22, 2013

REPORT ON COMPLIANCE

NW CAPITAL MARKETS INC.

REPORT PURSUANT TO RULE 17a-5(e)4

PRAGER AND FENTON

CERTIFIED PUBLIC ACCOUNTANTS

NEW YORK
LOS ANGELES
LONDON

PRAGER AND FENTON LLP

REPORT ON COMPLIANCE

NW CAPITAL MARKETS INC.

REPORT PURSUANT TO RULE 17a-5(e)4

NW CAPITAL MARKETS INC.

Report on Compliance

For the Year Ended December 31, 2012

CONTENTS

PRAGER AND FENTON

CERTIFIED PUBLIC ACCOUNTANTS

PRAGER AND FENTON LLP

675 THIRD AVENUE NEW YORK, NY 10017-5704 (212) 972-7555 FAX (212) 370-1532

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Stockholder and Board of Directors
NW Capital Markets Inc.
Hoboken, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by NW Capital Markets Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating NW Capital Markets Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). NW Capital Markets Inc.'s management is responsible for NW Capital Markets Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger (Schedule I) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2012, noting a $1.58 difference due to rounding;

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and on the related schedules and working papers (Schedule III) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Prager and Fenton LLP

Prager and Fenton LLP

February 22, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035363 FINRA DEC
NW CAPITAL MARKETS INC 12*12
2 HUDSON PL
HOBOKEN NJ 07030-5594

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 7265.64

B. Less payment made with SIPC-6 filed (**exclude interest**) (2803.97)
7/26/12
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 4461.67

E. Interest computed on late payment (see instruction E) for 191 days at 20% per annum 68.05

F. Total assessment balance and interest due (or overpayment carried forward) $ 4529.72

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4529.72

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NW Capital Markets
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Sr VP
(Title)

Dated the 22 day of Feb, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2012** and ending **12/31/2012**

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2906257

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 2906257

2e. General Assessment @ .0025 $ 7265.64

(to page 1, line 2.A.)

NW CAPITAL MARKETS INC.

SCHEDULES OF PROCEDURES
For the Year Ended December 31, 2012

Schedule I - Assessment Payments

Date	Check #		Amount
7/26/2012	2848	Payment with Form SIPC-6	$ 2,803.97
2/22/2013	2921	Payment with Form SIPC-7	4,529.72
		Amount Reported on SIPC-7 Line 2A	$ 7,333.69

Schedule II - Reconciliation of Total Revenues to Item No. 2A Reported on SIPC-7

Total Revenues Reported on Audited Financial Statements	$ 2,906,258.58
Total Revenues Reported on SIPC-7	2,906,257.00
Difference Due to Adjustments Made After SIPC-7 Was Filed	$ 1.58

Schedule III - Proof of Arithmetical Accuracy

Total Revenues Reported on SIPC-7	$ 2,906,257.00
General Assessment Rate	0.0025
Amount Reported on SIPC-7	7,265.64
Amount of Payments - (See Schedule I)	7,333.69
Interest on payment	$ (68.05)
Revenues Underreported on SIPC-7 (See Schedule II)	$ 1.58
General Assessment Rate	0.0025
Underpayment	$ 0.00